FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1  ——  Name and Address of Company

AMG Oil Ltd. (the “Corporation”)
1050 Burrard Street
Suite 2901
Vancouver, BC V6Z 2S3

ITEM 2  ——  Date of Material Change

August 31, 2009

ITEM 3  ——  News Release

A press release was disseminated on September 1, 2009, through CNW Group Ltd.

ITEM 4  ——  Summary of Material Change

On September 1, 2009, the Corporation issued a press release announcing that it had completed the previously announced business combination (“Business Combination”) with the shareholders of Adira Energy Corp. (“Adira”), and now is the owner of all the issued and outstanding shares of Adira. In addition, Adira has completed a private placement (“Private Placement”) of 7,600,000 units (“Units”) at a price of U.S. $0.25 per Unit. Sandfire Securities Inc. (“Sandfire”) acted as lead agent to Adira in connection with the Private Placement.

As consideration for the outstanding securities of Adira, the Corporation has issued an aggregate of 39,040,001 common shares and now has an aggregate of 62,240,001 issued and outstanding common shares. Additionally, 3,334,000 options and 3,845,000 warrants of Adira were exchanged for options (the “Options”) and warrants of the Corporation on an equivalent basis.

Together with pre-existing cash on hand and after deducting commissions payable in connection with the Private Placement, the Corporation has a cash balance as of August 31, 2009 of approximately U.S.$2.6 million. The Corporation intends using cash proceeds to immediately complete the purchase of a drill rig to commence drilling operations on its Eitan License in Northern Israel.

ITEM 5  ——  Full Description of Material Change

On September 1, 2009, the Corporation issued a press release announcing that it has completed the previously announced Business Combination with the shareholders of Adira, a company incorporated in the Province of Ontario, and now is the owner of all the issued and outstanding shares of Adira. In addition,

Adira has completed a Private Placement of 7,600,000 Units at a price of U.S. $0.25 per Unit. Sandfire acted as lead agent to Adira in connection with the Private Placement.

Each Unit was comprised of one common share of Adira and one-half of one share purchase warrant. The common shares and share purchase warrants issued by Adira were exchanged concurrently with the closing of the Business Combination. Each resulting share purchase warrant entitles the holder to purchase one additional common share of the Corporation at the exercise price of U.S. $0.50 per share for a two year period following closing. In connection with the Private Placement, 455,770 compensation warrants were issued to agents which will entitle the holders thereof to purchase an equal amount of common shares of the Corporation at the exercise price of U.S. $0.25 per common share for a two year period following closing.

As consideration for the outstanding securities of Adira, the Corporation has issued an aggregate of 39,040,001 common shares and now has an aggregate of 62,240,001 issued and outstanding common shares. Additionally, 3,334,000 options and 3,845,000 warrants of Adira were exchanged for Options and warrants of the Corporation on an equivalent basis.

The Corporation extended its appreciation for past service to Michael Hart, Michael Murphy and John Campbell, who have resigned from the board of the Corporation and welcome the Corporation’s new directors, Dennis Bennie (Chair), Glen Perry, Alan Friedman and Ilan Diamond (CEO). It is contemplated that at the next shareholder’s meeting, upon receipt of shareholder approval, the Corporation will change its name to “Adira Energy Corp.”, will adopt the 2009 Adira Option Plan and approve the previously granted Options.

Together with pre-existing cash on hand and after deducting commissions payable in connection with the Private Placement, the Corporation has a cash balance as of August 31, 2009 of approximately U.S.$2.6 million. The Corporation intends using cash proceeds to immediately complete the purchase of a drill rig to commence drilling operations on its Eitan License in Northern Israel.

A full description of the material change is contained in the press release dated September 1, 2009, a copy of which is attached hereto as Schedule “A”.

ITEM 6  ——  Reliance on Section 7.1(2) of National Instrument 51-102

N/A

ITEM 7  ——  Omitted Information

N/A

ITEM 8  ——  Executive Officer

For further information, please contact:

Alan Freidman, Executive Vice-President Corporate Development

(416) 250-1955

ITEM 9  ——  Date of Report

September 2, 2009.

SCHEDULE “A”

September 1, 2009	FRANKFURT: AORLB8; OTCBB: AMGO

AMG OIL ANNOUNCES THE CLOSING OF BUSINESS COMBINATION WITH ADIRA ENERGY CORP.

Vancouver, British Columbia, AMG OIL LTD. (OTCBB: AMGO; FRANKFURT: AORLB8) (the “Company”) is pleased to announce that it has completed the previously announced business combination (“Business Combination”) with the shareholders of Adira Energy Corp. (“Adira”), a company incorporated in the Province of Ontario, and now is the owner of all the issued and outstanding shares of Adira. In addition, Adira has completed a private placement (“Private Placement”) of 7,600,000 units (“Units”) at a price of U.S. $0.25 per Unit. Sandfire Securities Inc. acted as lead agent to Adira in connection with the Private Placement.

Each Unit was comprised of one common share of Adira and one-half of one share purchase warrant. The common shares and share purchase warrants issued by Adira were exchanged concurrently with the closing of the Business Combination. Each resulting share purchase warrant entitles the holder to purchase one additional common share of the Company at the exercise price of U.S. $0.50 per share for a two year period following closing. In connection with the Private Placement, 455,770 compensation warrants were issued to agents which will entitle the holders thereof to purchase an equal amount of common shares of the Company at the exercise price of U.S. $0.25 per common share for a two year period following closing.

As consideration for the outstanding securities of Adira, the Company has issued an aggregate of 39,040,001 common shares and now has an aggregate of 62,240,001 issued and outstanding common shares. Additionally, 3,334,000 options and 3,845,000 warrants of Adira were exchanged for options (the “Options”) and warrants of the Company on an equivalent basis.

The Company extends its appreciation for past service to Michael Hart, Michael Murphy and John Campbell, who have resigned from the board of the Company and welcome the Company’s new directors, Dennis Bennie (Chair), Glen Perry, Alan Friedman and Ilan Diamond (CEO). It is contemplated that at the next shareholder’s meeting, upon receipt of shareholder approval, the Company will change its name to “Adira Energy Corp.”, will adopt the 2009 Adira Option Plan and approve the previously granted Options.

Together with pre-existing cash on hand and after deducting commissions payable in connection with the Private Placement, AMG has a cash balance as of August 31, 2009 of approximately U.S.$2.6 million. The Company intends using cash proceeds to immediately complete the purchase of a drill rig to commence drilling operations on its Eitan License in Northern Israel.

Adira is a natural resource gas exploration and development company which has been granted a Petroleum License covering approximately 31,000 acres (125,700 dunam) in the Hula Valley located in Northern Israel. Adira aims to prove up and develop the natural gas and coal bed methane (CBM) gas field, generate gas-powered electricity, and acquire additional exploration/development licenses in the region.

For more information contact:

Alan Friedman, EVP, Corp. Development	+1 416 250 1955

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.